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                           SPORTS LINK DIRECT MARKETING LTD.

                              Unit 36, 1835 56th Street
                                 Delta, B.C. V4L 2M1
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August 1, 1999

Mr. David Houston
1743 Duncan Drive
Delta, B.C. V6L 1R3

Dear Mr. Houston:

RE:  EMPLOYMENT CONTRACT
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The following are the terms and conditions upon which Sports Link Direct
Marketing Ltd. (the "Company") is prepared to continue to employ you and upon which you have agreed to continue your employment with the Company. By signing this letter agreement you accept the following terms and conditions:

1.   WORK DUTIES

     You will carry out the duties and responsibilities of the position of President and Chief Executive Officer of the Company, subject to the overriding authority of the Company as expressed by the Board of Directors (the "Board") of the Company.

2.   TERM OF EMPLOYMENT

     The Company will employ you for a three year period, starting August 1, 1999 and ending July 31, 2002, provided that this agreement shall be automatically renewed for successive terms on a year to year basis unless notice of non-renewal is effected by either party by delivery of written notice of non-renewal at least 90 days prior to the expiry of the then applicable term of this agreement, in which case this agreement will expire on the last day of such term.

3.   SALARY AND BENEFITS

3.1 Subject to the other terms and conditions of this agreement, the Company agrees to pay to you a base salary of $60,000.00 per annum, subject to such annual increases effective August 1st during each year of this agreement as the board of directors shall determine.

3.2 In addition to your base salary, the Company may, entirely at the discretion of the Company's compensation committee, award you a bonus.
     At the end of each year during the term of this agreement, the Board will assess your performance during the previous year and determine the amount of the discretionary bonus, if any, which will be awarded




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     to you. Such determination and award to be made on or before August 31st for the preceding calendar year.

3.3 You shall also be eligible for annual incentive compensation in the form of stock options in the Company, in accordance with the policy formulated by the Company from time to time. Your eligibility for stock options shall be determined by the Company's compensation committee.

3.4 All salary increases and bonuses shall be subject to prior approval of the Vancouver Stock Exchange (where applicable), in accordance with its regulations issued from time to time.

4.   VACATION

4.1 You will be entitled to paid vacation of 4 weeks per calendar year provided that no more than 2 weeks may be taken consecutively.

4.2 Your vacation will not be cumulative from year to year, nor will you be paid in lieu of vacation not taken in a year.

5.   HEALTH, RETIREMENT AND WELFARE BENEFITS

     The Company will pay the premiums for medical, dental and other benefit plans as altered, amended, introduced or discontinued from time to time by the Company or its carrier(s). Policy documents govern benefit entitlement. The Company shall continue to provide this benefit or obtain insurance and pay the premiums for a benefit equal to that currently provided.

6.   EXPENSES

     In accordance with policies formulated by the Company from time to time, you will be reimbursed for all reasonable travelling and other expenses actually and properly incurred by you in connection with the performance of your duties and functions. For all such expenses, you will be required to keep proper accounts and to furnish statements and vouchers to the Company within 30 days after the date the expenses are incurred.

7.   SERVICE TO THE COMPANY

7.1 During the term of your employment by the Company, unless otherwise authorized in writing by the Company, you will well and faithfully serve the Company, promote its interests and devote the whole of your working time, attention and energy to the business and the affairs of the Company.

7.2 During the term of your employment by the Company, you will devote substantially all of your time and effort to fulfilling your duties as an officer and employee of the Company.


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8.   NON-COMPETITION

8.1 NONCOMPETE PERIOD - In this article 8, the "Noncompete Period" means the term of your employment by the Company plus eighteen (18) months following the termination of such employment for any reason whatsoever.

8.2 NON-COMPETITION - During the Noncompete Period, you shall not directly or indirectly own, manage, control, participate in, provide consulting or other services to, or in any manner engage in, any business competing with the business of the Company carried on at the time of termination; provided however that nothing herein contained shall prohibit you from being a passive owner of not more than five (5%) percent of the outstanding securities of any corporation, so long as you do not actively participate in the business of such corporation.

8.3 NON-SOLICITATION - During the Noncompete Period, you shall not, either directly or indirectly;

     (a) induce or attempt to induce any employee of the Company to leave such employment, or otherwise interfere in any way with the relationship between the Company and any of its employees; or
     (b) induce or attempt to induce any customer, supplier, governmental authority, licensee or other business relation of the Company to withhold any authority or permit from the Company, cease doing business with the Company, or otherwise interfere in any way with the relationship between the Company and such customer, supplier, governmental authority, licensee or business relation.

8.4 ENFORCEMENT - You acknowledge and agree that any breach or threatened breach by you of this article 8 would cause immediate and irreparable harm to the Company, for which monetary damages would be an inadequate remedy. Accordingly, you agree that the Company shall be entitled as of right, and in addition to any other remedy the Company may have at law or in equity, to injunctive relief to restrain any such breach or threatened breach.

9.    CONFIDENTIALITY

      All business and trade secrets and confidential information and knowledge which you may acquire during the continuance of your employment with the Company related to the business and the affairs of the Company (collectively the "Confidential Information"), will for all purposes and at all times, both during the continuance of your employment and at all times thereafter, be held by you in trust for the exclusive benefit of the Company. Neither during the term of your employment nor at any time thereafter shall you disclose to any corporation, firm or person other than the Company, any of the Confidential Information of the Company, nor will you use for any purposes other than those expressly authorized by the Company any such Confidential Information. This paragraph does not apply to any information which would be found in the public domain.

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10.   TERMINATION

10.1 In the event of cause, the Company may terminate your employment at any time without notice. For the purposes of this agreement, cause is limited to your death or serious incapacity, your conviction of a felony offence or where you have been guilty of serious misconduct of duty, incompetence, conduct incompatible with your duties or prejudicial to the Company's business or willful disobedience of the Company's orders in a matter of substance.

10.2 In the absence of cause, the following termination and resignation provisions apply to your employment with the Company:

      (a) you may resign on giving the Company 60 days' prior written notice of the effective date of your resignation; and

      (b) on receipt of your 60 days' notice of resignation, the Company may elect to pay you 60 days' base salary in lieu of notice, in which case your employment will terminate immediately upon receipt of such payment.

10.3 In circumstances where there is a material adverse change in a fundamental condition of your employment without consent, you may, by written notice to the Company, for a period of 90 days following such material adverse change, elect to treat this agreement as having been terminated by the Company and in such case the Company shall be obligated to pay you an amount equal to:

      (a) the remaining cumulative annual base salary payable to you for the remaining term of this agreement; and

      (b) the amount equal to the most recent annual bonus paid to you by the Company, for each year, or part of a year remaining on this agreement, provided that such payment shall only be made in respect of any year that the Company otherwise declares and pays bonuses to some or all of its employees.

10.4 In the event that you are entitled to a payment pursuant to Section 10.3 hereof, any provisions of any option to purchase Common Shares of the Company which restricts the number of common shares of the Company which may be purchased before a particular date shall be waived. Subject to required regulatory approvals, in the event that the exercise price of any option granted at the same time as the option was granted to you is repriced downwards, the exercise price of the option held by you shall be similarly repriced. The terms of any option agreement evidencing such option shall be deemed to be amended to reflect the provisions of this
      Section 10.4

10.5 If you are entitled to a payment pursuant to Section 10.3 hereof, the Company shall also continue to pay your health insurance premiums for a period which is the lesser of one year from termination or until you have otherwise secured comparable health insurance.

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11.   RIGHTS ON TERMINATION

      In the event of the termination of your employment with the Company whether for cause, expiration of this agreement or otherwise, you shall have the right to purchase from the company, at the Company's undepreciated cost as shown on the financial books of the Company, all or any of the furniture or artwork in your office, such right to be exercisable within 30 days of the termination of your employment with the Company by delivery to the Company of a notice indicating the items to be purchased and accompanied by a certified cheque, payable to the Company, representing the purchase price as provided for herein for such items.

12.   LAW OF THE CONTRACT

      Any dispute relating to the terms of this employment agreement will be resolved pursuant to the laws of the Province of British Columbia.

If you are prepared to accept employment with the Company on the foregoing terms, kindly confirm your acceptance and agreement by signing the enclosed duplicate copy of this letter where indicated and return one copy to us.

We ask you to fully consider all of the above terms and to obtain any advice you feel is necessary, including legal advice, before you execute this agreement. We will not accept delivery of this agreement from you today to ensure that you have the opportunity to consider these terms and seek advice. If you are not agreeable to the terms as set out herein, kindly advise us within one week.

Yours very truly,

SPORTS LINK DIRECT
MARKETING LTD.

By: /s/ [ILLEGIBLE] PRESIDENT SPORTSLINE DIRECT MARKETING LTD.
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    Authorized Signatory

                                      ACCEPTED AND AGREED TO THIS 18TH
                                      DAY OF OCT, 1999, I HAVE READ
                                      AND UNDERSTAND THE TERMS AND
                                      CONDITIONS OF EMPLOYMENT SET OUT
                                      IN THIS LETTER AGREEMENT. I HAVE
                                      BEEN GIVEN FULL OPPORTUNITY TO
                                      CONSULT LEGAL ADVISORS OF MY
                                      CHOOSING.


                                      /s/ David Houston
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                                      DAVID HOUSTON